Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Years Ended December 31,
	2017		2016		2015		2014		2013
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	$67,739		42,133		41,160		38,531		32,780
Fixed charges	13,433		8,118		7,304		8,625		11,345
Total earnings (loss)	$81,172		50,251		48,464		47,156		44,125

Fixed charges:
Interest on deposits	$7,544		5,170		5,319		7,072		9,960
Interest on borrowings	5,127		2,437		1,589		1,151		1,025
Amortization of debt issuance costs	—		—		—		—		—
Interest portion of rental expense (1)	762		511		396		402		360
Total fixed charges	$13,433		8,118		7,304		8,625		11,345
Preferred dividend requirements	—		175		603		868		895
Total fixed charges and preferred dividends	$13,433		8,293		7,907		9,493		12,240

Ratio of earnings (loss) to fixed charges, including interest on deposits	6.04x		6.19x		6.64x		5.47x		3.89x
Ratio of earnings (loss) to fixed charges and preferred dividends, including interest on deposits	6.04x		6.06x		6.13x		4.97x		3.60x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	$67,739		42,133		41,160		38,531		32,780
Fixed charges	5,889		2,948		1,985		1,553		1,385
Total earnings (loss)	$73,628		45,081		43,145		40,084		34,165

Fixed charges:
Interest on borrowings	$5,127		2,437		1,589		1,151		1,025
Amortization of debt issuance costs	—		—		—		—		—
Interest portion of rental expense (1)	762		511		396		402		360
Total fixed charges	$5,889		2,948		1,985		1,553		1,385
Preferred dividend requirements	—		175		603		868		895
Total fixed charges and preferred dividends	$5,889		3,123		2,588		2,421		2,280

Ratio of earnings (loss) to fixed charges, excluding interest on deposits	12.50	x	15.29	x	21.74	x	25.81	x	24.67	x
Ratio of earnings (loss) to fixed charges and preferred dividends, excluding interest on deposits	12.50	x	14.44	x	16.67	x	16.56	x	14.98	x

(1)	Estimated to be one-third of rental expense.